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                              August 1, 2020

       Fabian Monaco
       President and Director
       Wolverine Partners Corp.
       77 King Street West, Suite 400
       Toronto-Dominion Centre
       Toronto, ON M5K 0A1 Canada

                                                        Re: Wolverine Partners
Corp.
                                                            Amendment No. 1 to
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted July 6,
2020
                                                            CIK No. 0001810254

       Dear Mr. Monaco:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Circular

       Cover Page

   1. We note your disclosure that the offering will terminate on the earlier of one year after the offering statement is
qualified or all offered securities are sold and that the Company may extend the offering by
an additional 90 days or terminate the offering at any time. Please reconcile this
disclosure with the information in Item 4 of Part I to the Form 1-A that you do not intend to offer
securities on a delayed or continuous basis.
       Cautionary Statement on Forward-Looking Statements, page v

   2. Note that the safe harbor protections for forward-looking statements under the
                                                        Private Securities
Litigation Reform Act do not apply to statements made by companies
 Fabian Monaco
FirstName  LastNameFabian
Wolverine Partners Corp. Monaco
Comapany
August     NameWolverine Partners Corp.
       1, 2020
August
Page 2 1, 2020 Page 2
FirstName LastName
         that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange
         Act. See Section 27A of the Securities Act of 1933 and Section 21E of the Securities
         Exchange Act of 1934. Please delete the reference to the safe harbor provided by Section
         27A of the Securities Act.
Summary Information, page 1

3. Please consider including an organizational chart to outline your corporate structure and illustrate the relationships of the various entities discussed throughout the filing.
4. We note the disclosure that the Company provides business, financial, real estate, and intellectual property licensing support services for three licensed cultivation centers in
         Michigan that currently serve four provisioning centers. Please clarify whether the
         Company owns or operates any cultivation or provisioning centers.
5. Please describe the resale and conversion restrictions that apply to the Proportional Voting
         Shares in the Summary section of the Offering Statement.
Dilution, page 35

6. Please explain why the exchangeable units were not included in your Dilution calculation,
         which you state is on a    fully diluted    basis.
7. The footnote (2) on page 37 is presented as it relates to 28,571,428 shares when it appears it relates to 199,539,939 shares. Please revise as necessary or tell us why no revision is warranted.
Description of Business, page 40

8. We note your description of the operations and licenses held by licensed affiliated
         operators    on pages 45-47. Please expand this section to describe
how these entities are
         affiliated to you. In this regard, we note your disclosure on page 56 that you do not hold financial or economic interest in these entities.
Overview of Wolverine Partners Corp. d/b/a Gage Cannabis Co., page 42

9. We note your disclosure that you provide services including financing, intellectual property, licensing and real estate support to certain cultivators, processors, and provisioning centers in Michigan. Please expand the business section to describe the activities for which you intend to use offering proceeds, such as real estate acquisition and construction, product development, and others.
Strategic Partners, page 48

10. Please expand to disclose the material terms of the agreements with each of your two strategic partners described in this section, including the rights and obligations of each party, payment terms, and term and termination provisions.
 Fabian Monaco
FirstName  LastNameFabian
Wolverine Partners Corp. Monaco
Comapany
August     NameWolverine Partners Corp.
       1, 2020
August
Page 3 1, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 57

11.      You state that the corporate focus in 2019 was to    put the secured
assets into use
         commencing both retail and cultivation operations.    Furthermore, you
attribute revenues
         of $1,782,636 and cost of goods sold of $1,095,767 to your retail operations. Please expand your analysis to discuss the key volume and pricing characteristics driving your gross profit margins and the expected future trend in gross profit for your retail operations.
         In addition, describe and quantify costs reported for your cultivation operations.
Related Party Transactions, page 62

12. Please identify the individual or entity that is involved in each of the related party transactions. Please make similar revisions to the related party disclosure on page 70. In addition, where shares were issued in a transaction described in this section or on page 70, please quantify the number of shares issued.
Directors and Executive Officers, page 65

13.      Clearly disclose each person   s principal occupation or position of
employment in the past
         five years by providing dates of employment for each occupation or employment mentioned and providing the name and principal business of any corporation or other organization in which such occupations or employment were carried on. As examples, please expand the disclosures regarding Directors Hermiz and Reda. Security Ownership of Management and Certain Securityholders, page 68

14. Please include the beneficial ownership interest for the Super Voting Shares in the table or tell us why such information does not need to be included.
Securities Being Offered, page 72

15. The voting rights for the Proportionate Voting Shares and Super Voting Shares appear to be identical. Please explain the difference between proportionate and super voting rights.
         Revise these descriptions accordingly.
Financial Statements
Note 2. Basis of Presentation and Statement of Compliance
Principles of Consolidation, page 88

16. Please refer us to the technical guidance supporting your accounting treatment for the
            affiliated licensing companies,    particularly your consideration
of the contractual
         arrangements described on pages 43-45 in determining your degree of control over these entities. In addition, describe the key terms governing the Membership Interest Transfer
         Restriction and Succession Agreement and Services Agreements with these "affiliated licensing companies." Revise your disclosures accordingly.
 Fabian Monaco
FirstName  LastNameFabian
Wolverine Partners Corp. Monaco
Comapany
August     NameWolverine Partners Corp.
       1, 2020
August
Page 4 1, 2020 Page 4
FirstName LastName



Note 5. Acquisition of Assets, page 99

17. Please describe your objectives in completing the acquisition of Rivers Innovations, particularly how you expect to use the acquired assets in your future business activities. In this regard, describe the composition of loans and interest receivable and investments in private securities. In addition, explain the key factors that you considered in accounting for this three-cornered amalgamation. Refer us to the technical guidance upon which you relied and revise your disclosures accordingly.
Note 21. Share Capital
Exchangeable Units, page 112

18. Please refer us to the technical guidance supporting your accounting treatment for the exchangeable units issued in connection with the acquisitions of Terra and Mayde, including the factors considered in reporting the cost associated with these acquisitions as
         a    share expense    of $58,969,446. In addition, describe the terms
governing these
         exchange units. Revise your disclosure accordingly.
Note 23. Non-Controlling Interest, page 114

19.      Please explain how    net assets attributable to NCI    (a deficit of
$9,263,120) are reflected
         in your consolidated statement of financial position. In this regard,
the    net loss
         attributable to NCI    ($21,553,375) agrees to the corresponding
amount in the consolidated
         statement of loss and comprehensive loss, although you state that this
amount is    before
         inter-company eliminations.    Please clarify this presentation and
revise your disclosure
         accordingly.
Note 26. Segment Information, page 116

20. You state that the Company operates in a single segment, while on page 55, you state that
         it    operates in two segments   provisioning and cultivation.
Also, on age 57, you
         describe a corporate focus in 2019 on    commencing retail and
cultivation operations.
         Please explain this apparent inconsistency and revise your disclosures accordingly.
General

21. We note that Section 9 of the Subscription Agreement filed as Exhibit 4 contains a jury trial waiver. Please revise your offering statement to:
             Describe the jury trial waiver, including how it will impact your investors;
             Clarify whether the provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;
             To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to
               have waived the company   s compliance with the federal
securities laws and the rules
 Fabian Monaco
Wolverine Partners Corp.
August 1, 2020
Page 5
            and regulations thereunder; and
              Clarify whether purchasers of interests in a secondary transaction would be subject to the provision.
       In addition, we note that section 7 contains an indemnification provision. Please revise your offering circular to highlight the provision in more detail and explain how the provision applies to investors. Also, please include risk factor disclosure that highlights the indemnification provision.
22. We note that your subscription agreement provides for the exclusive jurisdiction of claims to the courts of the Province of Ontario, sitting in the City of Toronto. Please revise your offering document to clearly and prominently disclose this provision, including whether it applies to claims made under the federal securities laws, describe any risks to investors associated with it and any uncertainty as to such provision's enforceability.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Franklin Wyman at 202-551-3660 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameFabian Monaco
                                                             Division of
Corporation Finance
Comapany NameWolverine Partners Corp.
                                                             Office of Life
Sciences
August 1, 2020 Page 5
cc:       Frank Borger Gilligan
FirstName LastName